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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------

                                  SCHEDULE TO

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                     National Discount Brokers Group, Inc.
                           (Name of Subject Company)

                                Deutsche Bank AG
                                      and
                           Deutsche Acquisition Corp.
                       (Name of Filing Persons--Offerors)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   635646 102
                     (CUSIP Number of Class of Securities)

      Please send all notices and                  with copies to:
          communications to:                  Daniel S. Sternberg, Esq.
      Deutsche Acquisition Corp.                William A. Groll, Esq.
 c/o Deutsche Bank AG New York Branch     Cleary, Gottlieb, Steen & Hamilton
          31 West 52nd Street                     One Liberty Plaza
          New York, NY 10019                   New York, New York 10006
      Attention: General Counsel                     212-225-2000
             212-469-5000

      (Name, Address and Telephone Number of Persons Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                           Calculation of Filing Fee

        Transaction Valuation*                  Amount of Filing Fee**
             $857,905,720                            $171,581.15

-------
 * Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 17,508,280 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000, less the number of Shares already beneficially owned by Deutsche Bank AG.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities
   Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable.
  Form or Registration No.: Not applicable.
  Filing Party: Not applicable.
  Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X]third-party tender offer subject to Rule 14d-1.

   [_]issuer tender offer subject to Rule 13e-4.

   [X]going-private transaction subject to Rule 13e-3.

   [X]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]


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   This Tender Offer Statement on Schedule TO is filed by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Parent"), and Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the third-party tender offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share ("Shares"), of National Discount Brokers Group, Inc., a Delaware corporation (the "Company"), at $49.00 per Share, net to the seller in cash (less any required withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase (the "Offer to Purchase") and in the related letter of transmittal (the "Letter of Transmittal," which together with the Offer to Purchase, as amended or supplemented from time to time, collectively constitute the "Offer"), attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The information set forth in the Offer is incorporated herein by reference with respect to Items 1-9, 11 and 13 of Schedule TO. The Agreement and Plan of Merger, by and among Parent, Purchaser and the Company, dated as of October 11, 2000, as amended (the "Merger Agreement"), a copy of which is attached as Exhibits (d)(1) and
(d)(2) hereto, is incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

   This Schedule TO also constitutes a Schedule 13E-3 in accordance with Instruction I to Schedule 13E-3 and, in accordance with Instruction G to Schedule TO, amends the Schedule 13D of Parent, DBUS (as defined therein) and Purchaser, filed with the Securities and Exchange Commission on June 27, 2000, as previously amended (the "Schedule 13D"), which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 12. EXHIBITS.

 (a)(1)(A) Offer to Purchase dated October 24, 2000.
 (a)(1)(B) Form of Letter of Transmittal.
 (a)(1)(C) Form of Notice of Guaranteed Delivery.
 (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
 (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(1)(G) Text of press release issued by Parent dated October 24, 2000.
 (a)(1)(H) Form of summary advertisement dated October 24, 2000.
 (a)(5)(A) Complaint of George Whitney III against National Discount Brokers
           Group, Inc., Russell C. Horowitz, Charles T. Kellogg, James H.
           Lynch, Jr., Arthur Kontos, Ralph N. Del Deo, John P. Duffy, Dennis
           Marino, Thomas Neumann and Deutsche Bank AG, filed in the Court of
           Chancery, New Castle County, Delaware on October 16, 2000.
 (a)(5)(B) Complaint of Crandon Capital Partners against Arthur Kontos, James
           H. Lynch, Dennis Marino, Thomas W. Neumann, Kevin Parker, Charles
           Kirkland Kellogg, John P. Duffy, Ralph N. Del Deo, Russell C.
           Horowitz and National Discount Brokers Group, Inc., filed in the
           Court of Chancery, New Castle County, Delaware on October 16, 2000.
 (b)       Not applicable.
 (c)(1)    Opinion of U.S. Bancorp Piper Jaffray dated October 11, 2000
           (incorporated herein by reference to Schedule I to the Schedule 14D-
           9 of the Company filed on October 24, 2000).
 (c)(2)    Report of U.S. Bancorp Piper Jaffray dated October 11, 2000.
 (d)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of October 11, 2000.
 (d)(2) Amendment No. 1 to Merger Agreement by and among Parent, Purchaser and the Company dated as of October 23, 2000.
 (d)(3)    Stockholder Tender Agreement dated as of October 11, 2000 between
           Purchaser and certain stockholders of the Company.
 (e)(1) Form of Retention Agreement to be entered between the Company or its subsidiaries and certain employees of the Company.
 (f)       None.
 (g)       None.
 (h)       Not Applicable.
 (i)       Power of Attorney.

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                    INFORMATION REQUIRED BY SCHEDULE 13E-3.

   The information set forth in the Offer is incorporated by reference in answer to items 1 through 16 of Schedule 13E-3, except those items to which information is specifically provided herein.

ITEM 13. FINANCIAL STATEMENTS

   (a) Financial Information:

     (1) The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2000 (pages F-1 to F-29) is incorporated herein by reference.

     (2) The Company's Quarterly Report on Form 10-Q for the Quarter Ended August 31, 2000 is incorporated herein by reference.

     (3) The ratio of earnings to fixed charges for the Company is not meaningful in light of the absence of fixed charges.

   (b) Pro forma Information: Not applicable.

   The financial information incorporated by reference may be read and copied at the following locations at the SEC:

     Public Reference Room                            New York Regional Office
     Room 1024, Judiciary Plaza                       Suite 1300
     450 Fifth Street, N.W.                           7 World Trade Center
     Washington, D.C. 20549                           New York, New York 10048

   Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. The Company's SEC filings should also be available to the public from commercial document retrieval services and at the Internet world wide web site that the SEC maintains at http://www.sec.gov.

                                   SIGNATURE

   After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                          DEUTSCHE BANK AG

                                             /s/ Thomas A. Curtis
                                          By: _________________________________
                                          Name: Thomas A. Curtis
                                          Title: Attorney-in-Fact

                                          DEUTSCHE ACQUISITION CORP.

                                             /s/ Kevin E. Parker
                                          By: _________________________________
                                          Name: Kevin E. Parker
                                          Title: President

                                             /s/ Thomas A. Curtis
                                          By: _________________________________
                                          Name: Thomas A. Curtis
                                          Title: Vice President

                                          AS TO SCHEDULE 13-E-3 ONLY:

                                          NATIONAL DISCOUNT BROKERS GROUP,
                                          INC.

                                             /s/ Frank E. Lawatsch, Jr.
                                          By: _________________________________
                                          Name: Frank E. Lawatsch, Jr.
                                          Title: Executive Vice President,
                                               Secretary and General Counsel

Dated: October 24, 2000

                                       4
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                                 EXHIBIT INDEX

 (a)(1)(A) Offer to Purchase dated October 24, 2000.
 (a)(1)(B) Form of Letter of Transmittal.
 (a)(1)(C) Form of Notice of Guaranteed Delivery.
 (a)(1)(D) Form of Letter to Brokers, Dealers, Commercial Banks, Trust
           Companies and Other Nominees.
 (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Commercial
           Banks, Trust Companies and Other Nominees.
 (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
           Substitute Form W-9.
 (a)(1)(G) Text of press release issued by Parent dated October 24, 2000.
 (a)(1)(H) Form of summary advertisement dated October 24, 2000.
 (a)(5)(A) Complaint of George Whitney III against National Discount Brokers
           Group, Inc., Russell C. Horowitz, Charles T. Kellogg, James H.
           Lynch, Jr., Arthur Kontos, Ralph N. Del Deo, John P. Duffy, Dennis
           Marino, Thomas Neumann and Deutsche Bank AG, filed in the Court of
           Chancery, New Castle County, Delaware on October 16, 2000.
 (a)(5)(B) Complaint of Crandon Capital Partners against Arthur Kontos, James
           H. Lynch, Dennis Marino, Thomas W. Neumann, Kevin Parker, Charles
           Kirkland Kellogg, John P. Duffy, Ralph N. Del Deo, Russell C.
           Horowitz and National Discount Brokers Group, Inc., filed in the
           Court of Chancery, New Castle County, Delaware on October 16,
           2000.
 (b)       Not applicable.
 (c)(1)    Opinion of U.S. Bancorp Piper Jaffray dated October 11, 2000
           (incorporated herein by reference to Schedule I to the Schedule
           14D-9 of the Company filed on October 24, 2000).
 (c)(2)    Report of U.S. Bancorp Piper Jaffray dated October 11, 2000.
 (d)(1) Agreement and Plan of Merger by and among Parent, Purchaser and the Company dated as of October 11, 2000.
 (d)(2) Amendment No. 1 to Merger Agreement by and among Parent, Purchaser and the Company dated as of October 23, 2000.
 (d)(3)    Stockholder Tender Agreement dated as of October 11, 2000 between
           Purchaser and certain stockholders of the Company.
 (e)(1) Form of Retention Agreement to be entered between the Company or its subsidiaries and certain employees of the Company.
 (f)       None.
 (g)       None.
 (h)       Not Applicable.
 (i)       Power of Attorney.